ALL State Properties Holdings, Inc.

106 Glenwood Drive South

Liverpool, NY 13090

December 5, 2008

Via U.S. mail and facsimile

Ms. Tabatha Akins
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 6010
Washington, D.C. 20549

Re:	All State Properties Holdings, Inc. Item 4.01 Form 8-K Filed November 7, 2008 File No. 000-12895

Dear Ms. Akins:

We are in receipt of your comment letter dated November 10, 2008, regarding the above referenced filing.  As requested in your letter, we provide a response to the questions raised by the Staff.  For your convenience, the question is listed below, followed by the Company’s response.

1.
We note the revisions made in response to part (b) of our prior comment number one. However, the current disclosure does not address Item 304 (a)(2)(ii) of Regulation S-K in its entirety. Please amend your  filing to explicitly state whether you or anyone on your behalf consulted with Moore regarding any matter that was either the subject of a disagreement (as defined in paragraph 304(a)(1)(iv) and the related instructions to this item) or a reportable event (as described in paragraph 304(a)(1)(v)).

Answer: Please be advised that we have revised the disclosure to explicitly state that neither us nor anyone on our behalf consulted with Moore regarding any matter that was either the subject of a disagreement (as defined in paragraph 304(a)(1)(iv) and the related instructions to this item) or a reportable event (as described in paragraph 304(a)(1)(v)).

2.
Upon amending your filing, please include, as Exhibit 16, an updated letter from your former accountants, Morrison, Brown, Argiz & Farra, LLP, as required by Item 304(a)(3) of Regulation S-K. Please ensure that your former accountants date their letter.

Answer: Please be advised that we have attached updated consent from our former accountants.

Finally, we acknowledge the following:

-	the company is responsible for the adequacy and accuracy of the disclosure in the filings;

-	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

-	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

All State Properties Holdings, Inc.

By:   /s/ Garry McHenry
Garry McHenry
President, Chief Executive Officer, Chief Financial Officer, and Sole Director